

Advanced Aesthetic Technologies, Inc.

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016



MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

Table of Contents



Independent Auditors' Report

To the Board of Directors of Advanced Aesthetic Technologies, Inc.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Advanced Aesthetic Technologies, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Aesthetic Technologies, Inc. as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses from operations and an accumulated deficit that raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Wolf & Company, P.C.

Boston, Massachusetts
October 11, 2018

Advanced Aesthetic Technologies, Inc.

Consolidated Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets		
Current assets:		
Cash	$ 34,449	$ 12,067
Accounts receivable	85,406	31,342
Inventory	209,585	31,548
Prepaid expenses	78,519	22,695
Total current assets	407,959	97,652
Intangible assets	500,000	500,000
Total assets	$ 907,959	$ 597,652
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 444,419	$ 238,993
Total current liabilities	444,419	238,993
Convertible notes, net of issuance costs	173,244	-
Total liabilities	617,663	238,993
Stockholders' equity		
Series B redeemable, convertible preferred stock, $0.0001 par value, 1,250,000 shares authorized; 1,162,378 and 500,000 shares issued and outstanding at December 31, 2017 and 2016, respectively (preference in liquidation of $1,743,567 at December 31, 2017)	1,729,350	738,309
Series A redeemable, convertible preferred stock, $0.0001 par value, 1,175,000 shares authorized; 1,175,000 shares issued and outstanding at December 31, 2017 and 2016 (preference in liquidation of $1,175,000 at December 31, 2017)	1,169,546	1,168,158
Common stock, $0.0001 par value, 10,000,000 shares authorized; 1,575,000 shares issued and outstanding	158	135
Additional paid-in capital	154,937	101,665
Accumulated deficit	(2,763,813)	(1,646,806)
Accumulated other comprehensive income (loss)	118	(2,802)
Total stockholders' equity	290,296	358,659
Total liabilities and stockholders' equity	$ 907,959	$ 597,652

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2017 and 2016

	2017	2016
Revenue:		
Sales	$ 303,210	$ 192,052
Cost of sales	177,685	96,136
Gross profit	125,525	95,916
Operating expenses:		
General and administrative	612,309	664,484
Marketing	594,775	357,569
Research and development	30,269	54,616
Total operating expenses	1,237,353	1,076,669
Operating loss	(1,111,828)	(980,753)
Other income (expense):		
Interest income	-	144
Interest expense	(3,405)	(46)
Foreign currency exchange gain (loss)	(1,774)	74
Total other income (expense), net	(5,179)	172
Net loss	(1,117,007)	(980,581)
Other comprehensive income (loss)		
Foreign currency translation gain (loss)	2,920	(2,113)
Total other comprehensive income (loss)	2,920	(2,113)
Comprehensive loss	$ (1,114,087)	$ (982,694)

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2017 and 2016

	Series B Redeemable, Convertible Preferred Stock		Series A Redeemable, Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2015	-	$ -	1,175,000	$ 1,166,770	1,350,000	$ 135	$ 83,210	$ (666,225)	$ (689)	$ 583,201
Issuance Series B redeemable, convertible preferred stock, net of issuance costs of $13,639	500,000	736,361	-	-	-	-	-	-	-	736,361
Accretion of issuance costs	-	1,948	-	1,388	-	-	(3,336)	-	-	-
Share-based compensation expense	-	-	-	-	-	-	21,791	-	-	21,791
Other comprehensive loss	-	-	-	-	-	-	-	-	(2,113)	(2,113)
Net loss	-	-	-	-	-	-	-	(980,581)	-	(980,581)
Balance at December 31, 2016	500,000	738,309	1,175,000	1,168,158	1,350,000	135	101,665	(1,646,806)	(2,802)	358,659
Issuance Series B redeemable, convertible preferred stock, net of issuance costs of $5,589	662,378	987,978	-	-	-	-	-	-	-	987,978
Accretion of issuance costs	-	3,063	-	1,388	-	-	(4,451)	-	-	-
Issuance of restricted common stock	-	-	-	-	175,000	18	-	-	-	18
Issuance of restricted common stock to settle accounts payable	-	-	-	-	50,000	5	44,995	-	-	45,000
Share-based compensation expense	-	-	-	-	-	-	12,728	-	-	12,728
Other comprehensive income	-	-	-	-	-	-	-	-	2,920	2,920
Net loss	-	-	-	-	-	-	-	(1,117,007)	-	(1,117,007)
Balance at December 31, 2017	1,162,378	$ 1,729,350	1,175,000	$ 1,169,546	1,575,000	$ 158	$ 154,937	$ (2,763,813)	$ 118	$ 290,296

See independent auditors' report and notes to the consolidated financial statements.

5

Advanced Aesthetic Technologies, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (1,117,007)	$ (980,581)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation expense	12,728	21,791
Non-cash interest expense	2,399	-
Changes in operating assets and liabilities:		
Accounts receivable	(54,064)	(29,950)
Inventory	(178,037)	16,432
Prepaid expenses	(55,824)	4,858
Accounts payable and accrued expenses	248,422	111,994
Net cash used in investing operating activities	(1,141,383)	(855,456)
Cash flows from financing activities		
Proceeds from issuance of Series B redeemable, convertible preferred stock, net of issuance costs	987,978	736,361
Proceeds from issuance of restricted common stock	18	-
Proceeds from issuance of convertible notes, net of issuance costs	172,849	-
Net cash provided by financing activities	1,160,845	736,361
Effect of exchange rate changes on cash	2,920	(2,113)
Net increase (decrease) in cash	22,382	(121,208)
Cash at beginning of period	12,067	133,275
Cash at end of period	$ 34,449	$ 12,067
Supplemental disclosure of cash flow information and non-cash financing transactions:		
Cash paid for interest	$ 1,006	$ 46
Accretion of issuance costs of Series A redeemable, convertible preferred stock	$ 1,388	$ 1,388
Accretion of issuance costs of Series B redeemable, convertible preferred stock	$ 3,063	$ 1,948
Issuance of resticted common stock to settle accounts payable	$ 45,000	$ -

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

1. NATURE OF OPERATIONS

Nature of Business

Advanced Aesthetic Technologies, Inc. ("AAT" or the "Company") was incorporated on January 6, 2014 in the state of Delaware and in 2014 registered as a foreign corporation in the Commonwealth of Massachusetts.

AAT established a wholly-owned limited liability subsidiary located in Ireland on September 21, 2015 named Algeness-Europe Limited ("AE"). The entities are collectively referred to herein as the "Company."

The Company is developing bio-technologies in the aesthetic medical field. The Company is commercializing Algeness, a family of dermal fillers. Algeness is the culmination of 10 years of scientific and clinical research and is intended for physicians in cosmetic treatments seeking an efficient, high quality and safe filler.

AAT is subject to a number of risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies with substitute products and dependence on key personnel.

Basis of Presentation

The consolidated financial statements include the accounts of AAT and its wholly-owned subsidiary, AE. All inter-company transactions and balances have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses and has an accumulated deficit of $2,763,813 at December 31, 2017. The Company has relied on raising capital to finance its operations.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern Uncertainty (concluded)

The Company plans to raise capital through equity and/or debt financings and increase sales to customers to generate positive cash flow from operating activities. As an early stage Company, there is no assurance, however, that the Company will be able to raise sufficient capital to fund its operations on terms that are acceptable, if at all, or generate profitable operations. Subsequent to year-end, the Company raised $1,967,750 in debt financing, as described in Note 8 to these financial statements.

There is substantial doubt about the Company's ability to continue as a going concern within a year after the date that the consolidated financial statements are issued and these consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and changes in estimates may occur.

Cash

Cash consists of cash on hand and monies held in checking and savings accounts.

Accounts Receivable

The Company carries its accounts receivable at the invoiced amount. On a periodic basis, the Company evaluates its accounts receivable to establish an allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses. Factors considered include economic conditions and each customer's payment history and credit worthiness. Individual accounts receivable balances are written off when deemed uncollectible. As of December 31, 2017 and 2016, management has determined that no allowance for doubtful accounts was necessary.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets consist of trademarks, which are capitalized with no amortization as they have an indefinite life. The Company evaluates for impairment whenever an event or a change in circumstances has occurred that would indicate impairment. If the carrying value of the asset exceeds its future undiscounted cash flows, the Company writes down the carrying value of the intangible asset to its fair value in the period identified. No triggering events occurred since acquisition of trademarks that would suggest that a potential impairment may have occurred through December 31, 2017.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is recorded at actual cost, on an average cost basis, less any reserve for excess and obsolete inventory, if necessary. There was no excess and/or obsolete inventory at December 31, 2017 or 2016. Net realizable value is recorded at the estimated selling price in the ordinary course of business, less reasonably predicted costs of completion, disposal and transportation. Total inventory at December 31, 2017 and 2016 was valued at $209,585 and $31,548, respectively, which consists entirely of finished goods.

Revenue Recognition

Revenue from Algeness sales is recognized, net of any discounts, sales incentives or rebates, upon shipment on a FOB shipping point basis. In 2017 and 2016, the Company recorded revenue of $303,210 and $192,052, respectively, from product sales. Shipping and handling costs are included in costs of sales and amounted to $37,124 and $9,614 for the years ended December 31, 2017 and 2016, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The Company determines the functional currency for foreign subsidiaries based on the currency in which the entity primarily generates and expends cash. The Company has determined the functional currency of its subsidiary, Algeness-Europe Limited, is the Euro.

Assets and liabilities of AE are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollar and are reported separately as other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (concluded)

For the Company's operations whose functional currency is U.S. dollars, transactions or assets and liabilities denominated in a foreign currency are translated into U.S. dollars as follows: monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities, at the exchange rate prevailing at the time of the acquisition of the assets or assumption of the liabilities; and revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year. Gains and losses arising from foreign currency transactions are included in net income.

Share-based Compensation

The Company recognizes compensation costs resulting from the issuance of share-based awards as an expense in the consolidated statements of operations over the requisite service period based on a measurement of fair value for each stock award at the grant date.

The following assumptions were used to estimate the fair value of stock options granted in 2017 and 2016 using the Black-Scholes option pricing model:

	2017	2016
Risk-free interest rate	2.03%-2.41%	2.45%
Expected term (in years)	7 - 10	7 - 10
Expected volatility	125%	125%
Expected dividend yield	0%	0%

Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption.

Expected term - The expected term of stock options granted is based on an estimate of when options will be exercised in the future. The expected term, as estimated by the Company using the simplified method, is determined using the average of the vesting period and the contractual life of the stock options granted.

Expected volatility - The Company estimates the weighted average expected volatility based on the review of volatility estimates of publicly traded early-stage companies with similar market capitalizations and larger publicly traded companies within a similar industry as the Company.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation (concluded)

Forfeitures - Share-based compensation expense is recorded only for those awards that are expected to vest. Ultimately, the actual expense recognized over the vesting period will be for only those shares that vest.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value because of their generally short term maturities. The carrying value of the convertible notes payable approximate their fair value based upon existing terms that reflected current market conditions.

Income Taxes

The Company is primarily subject to U.S. federal, Massachusetts state and Irish corporation tax, with returns subject to examinations by tax authorities for all years since inception.

The Company follows the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

Tax positions taken or expected to be taken in the course of preparing the Company tax returns are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the consolidated financial statements as of December 31, 2017 and 2016. The Company's policy is to recognize interest and penalties related to income tax, if any, in income tax expense. As of December 31, 2017 and 2016, the Company has no accruals for interest or penalties related to income tax matters.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act includes a number of changes, including lowering the U.S. corporate tax rate from 35% to 21%. The Company accounted for this change in the period of enactment.

Research and Development Costs

Research and development costs consist of consultants, material costs, salaries and other personnel related expenses primarily engaged in research and development activities and certain other overhead and facility expenses incurred. All research and development costs are expensed as incurred.

Debt Issuance Costs

Debt issuance costs are presented net against the related debt and are amortized through interest expense over the term of the debt.

Concentrations of Credit Risk

The Company has no significant off-balance-sheet risk. Financial instruments, which subject the Company to credit risk, principally consist of cash. The Company mitigates its risk by maintaining its cash and equivalents with high-quality financial institutions.

Reclassifications

Certain reclassifications were made to the 2016 financial statements to conform to the 2017 presentation.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of the balance sheet dates:

	2017	2016
Accounts payable	$ 416,321	$ 213,968
Accrued expenses	26,421	25,025
Total	$ 442,742	$ 238,993

4. CONVERTIBLE NOTES

In October 2017, the Company authorized the issuance of Convertible Notes (the "Notes") up to $1,000,000 to new and existing investors. From October 2017 through December 31, 2017, the Company issued Notes for gross proceeds of $176,400. In connection with the issuance of the Notes, the Company incurred $3,551 in issuance costs that were recorded as a discount to the Notes. The Notes accrue interest at 10% per annum and mature on April 30, 2019. The Notes are convertible at the option of the holder, into shares of the Company's to-be-authorized Series C Preferred Stock ("Series C") upon the Company's occurrence of a Series C financing. The number of shares of Series C issuable upon such conversion will equal to the Note amount divided by eighty percent of the lowest per share purchase price of Series C. During 2017, the Company recorded $2,399 in interest expense on the Notes, including amortization of debt issuance costs. Subsequent to year-end, the conversion terms were modified. See Note 8 for further detail.

5. STOCKHOLDERS' EQUITY

Significant terms of the Company's common and preferred stock are as follows:

Common Stock

The Company is authorized to issue 10,000,000 shares of $0.0001 par value common stock. Each share of common stock is entitled to one vote. Dividends may be paid to the holders of the common stock as and when declared by the Board of Directors. There have been no declared dividends from inception through December 31, 2017.

STOCKHOLDERS' EQUITY (continued)

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $0.0001 par value of preferred stock, of which 1,175,000 are designated as Series A redeemable, convertible preferred stock ("Series A") and 1,250,000 shares are designated as Series B redeemable, convertible preferred stock ("Series B") (collectively the "Preferred Stock").

The Company has issued to date 1,175,000 shares of Series A at a purchase price of $1.00 per share (the "Series A Original Issue Price") and 1,162,378 shares of Series B at a purchase price of $1.50 per share (the "Series B Original Issue Price").

Significant terms of the Preferred Stock are as follows:

Voting

The holders of each share of Preferred Stock have the right to one vote for each share of common stock into which such Preferred Stock could then convert.

Dividends

Dividends at the rate of 8% of the original purchase price of Preferred Stock, plus any previously accrued dividends, compounding annually, shall accrue on shares of Preferred Stock. Accrued dividends shall accrue from day to day, whether or not declared and shall be cumulative. Accrued dividends are payable only when and if declared by the Board of Directors.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the Preferred Stock dividend per share would equal the product of the dividend payable on each share of stock determined and the number of shares of common stock issuable upon conversion of a share of Preferred Stock. In the case of a dividend on any class that is not convertible to common stock, the Preferred Stock dividend per share would be determined by dividing the amount of the dividend payable on each share of capital stock by the original issuance price of such stock and multiplying that fraction by an amount equal to the Preferred Stock original issue price. The dividend payable to the holders of Preferred Stock shall be based on the formula which would result in the highest Preferred Stock dividend. No dividends have been declared or paid by the Company in the years ended December 31, 2017 and 2016.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

STOCKHOLDERS' EQUITY (continued)

Preferred Stock (continued)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B first, then the holders of Series A second, shall be entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to holders of common stock or any other series of capital stock. This preference is defined as an amount per share equal to the Series B Original Issue Price or the Series A Original Issue Price, plus any dividends declared but unpaid. If insufficient assets and funds are available to permit payment to the Series A and Series B holders of the full amount, then all available assets and funds shall be distributed first the holders of Series B Preferred Stock, then the holders of Series A Preferred Stock on a pro rata basis.

After payment in full to the Series A and Series B holders, the holders of common stock shall be entitled to be paid out of the assets of the Company available for distribution on a pro rata basis based on the number of shares held.

Redemption

Series A and Series B shall be redeemed by the Company at a price equal to the greater of (a) the Series A Original Issue Price per share or the Series B Original Issue Price, as the case may be, plus all declared but unpaid dividends thereon and (b) the fair market value of a single share of Preferred Stock as of the date of the Company's receipt of the redemption request, in three annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after December 31, 2021, from the holders of at least two thirds of both the then outstanding shares of Series A and Series B, with each voting as a separate class, of written notice requesting redemption of all shares of Preferred Stock.

Conversion Rights

Each share of Series A and Series B is convertible at any time at the option of the holder into common stock. Each share shall be converted into such number of common stock shares as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of the conversion. The initial Series A and Series B Conversion Price is $1.00 and $1.50, respectively.

The conversion ratio is subject to adjustment upon the occurrence of certain events, including certain dilutive issuances.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

STOCKHOLDERS' EQUITY (concluded)

Preferred Stock (concluded)

<u>*Reservation of Shares*</u>

The Company shall at all times when the Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock such number of its duly authorized shares of common stock as to be sufficient to effect the conversion of all outstanding shares of Preferred Stock.

Stock Options

In 2014, the Company established the 2014 Stock Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of incentive stock options, non-statutory stock options, issuance of shares of restricted stock and other equity awards to the Company's employees, officers, directors, consultants and advisors to purchase up to 2,100,000 shares of its common stock, as amended.

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2016	590,000	0.16	5.92
Granted	70,000	0.10	
Outstanding at December 31, 2017	660,000	0.16	5.14
Exercisable at December 31, 2017	584,407	$ 0.16	4.92

At December 31, 2017, there was approximately $8,566 of unrecognized compensation expense related to the share-based compensation arrangements granted under the 2014 Plan. The Company expects to recognize this cost over a weighted-average period of approximately 1 year.

The weighted-average grant date fair value of options granted in 2017 and 2016 was $0.10.

The fair value of common stock options recorded as compensation expense for the years ended December 31, 2017 and 2016 was $12,728 and $21,791, respectively, and is included in the respective departmental expenses in the accompanying consolidated statements of operations.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

6. **INCOME TAXES**

The significant components of the Company's deferred tax assets are as follows:

	December 31,	
	2017	2016
Deferred tax assets:		
Operating loss carry forwards	$ 223,000	$ 348,000
Research and development	-	2,000
Total deferred tax asset	223,000	350,000
Valuation allowance	(223,000)	(350,000)
Net deferred tax asset	$ -	$ -

The Company has provided a full valuation allowance against the deferred tax assets as it has incurred losses since its inception. Management currently believes that it is more likely than not that the deferred tax assets will not be realized in the future. The increase (decrease) in the valuation allowance during 2017 and 2016 was $(127,000) and $192,000, respectively.

As a result of the Tax Act, the Company revalued its net deferred tax assets at December 22, 2017, resulting in a reduction in the value of the net deferred tax assets of approximately $146,000, with a corresponding reduction in the valuation reserve.

As of December 31, 2017, the Company had federal net operating losses of approximately $2,692,000, which may be available to offset future federal income tax liabilities, and expire at various dates beginning in 2034.

Under provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of the net operating loss carryforwards which could be utilized annually to offset future taxable income and taxes payable.

7. **RELATED PARTY TRANSACTIONS**

The executive chairman of the Board of Directors of the Company was paid fees for advisory services under a consulting agreement in the amount of $150,000 for both 2017 and 2016.

See independent auditors' report.

8.   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through October 11, 2018, which is the date the financial statements were available to be issued. Other than as discussed below there were no subsequent events that require adjustment to or disclosure in the financial statements.

Convertible Notes Payable

In 2018, the Company issued an additional $1,967,750 of convertible notes to new and existing investors. The terms of these convertible notes are similar to the convertible notes outstanding as of December 31, 2017 (see Note 4).

Recapitalization

In August 2018, the Company approved a recapitalization of its outstanding securities whereby (1) the currently issued and outstanding Series A will be cancelled and converted into common stock at a rate of $1 per share times 1.5, plus accrued dividends, divided by $2; (2) the currently issued and outstanding Series B will be cancelled and converted into common stock at a rate of $1.50 per share times 1.25, plus accrued dividends, divided by $2; (3) the outstanding convertible notes will be cancelled and converted to a number of shares of common stock equal to (A) the outstanding principal plus accrued and unpaid interest) by (B) a conversion price equal to a percentage of the per share of Common Stock sold in the next Offering, as defined.